UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 13) *


                        American Israeli Paper Mills Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, par value NIS0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   027069-50-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Shirit Caplan, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 23, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           1,361,550
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        1,361,550
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,361,550
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.03%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 2 of 20 Pages

                                  SCHEDULE 13D
CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           769,212
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        769,212
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     769,212
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           769,212
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        769,212
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     769,212
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     19.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 6 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------



                               Page 7 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 20 Pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)             [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of       --------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,130,762
Owned by Each     --------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
                        2,130,762
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,130,762
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     53.26%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                              Page 10 of 20 Pages

This Amendment No. 13 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of American Israeli Paper Mills Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Shares as a result of purchases of Shares by Clal and DIC Loans.


The following amends and supplements Items 2, 3, 4 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

          (a), (b) and (c): The Reporting Persons.

As of August 23, 2005:

The address of the principal office of each of DIC Loans and DIC is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

The address of Nochi Dankner is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is businessman, the chairman and chief executive officer of IDB Holding and chairman of IDB Development, DIC and Clal.

The address of Shelly Bergman is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

As of August 23, 2005:

     IDB Development owned approximately 62% of the outstanding shares of Clal and approximately 69% of the outstanding shares of DIC.

     IDB Holding owned approximately 68% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 47.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings. Pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2006 to acquire from Ganden Holdings shares constituting in the aggregate up to 9% of the outstanding shares of such corporation at the time this option will be exercised for the last time. Also, Nochi Dankner granted to three of Ganden Holdings' other shareholders, owning approximately 11.9% in the aggregate of Ganden Holdings' outstanding shares, a tag along right to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and one of such shareholders agreed to vote all its shares of Ganden Holdings, constituting approximately 1.8% of Ganden Holdings' outstanding shares, in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings - Ganden owned approximately 2.39% of the outstanding shares of IDB Holding; Ganden Holdings itself owned directly approximately 7.07% of the outstanding shares of IDB Holding; and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.23% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned directly by Ganden, by Ganden Holdings and by Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.


                              Page 11 of 20 Pages

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

          (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In November 2004, the Tel Aviv District Court acquitted DIC, several past executive officers of DIC and one of its other officers, and accepted their appeal filed in such Court against a judgment of Tel Aviv Magistrate's Court convicting them in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

          (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From June 24, 2005 through August 23, 2005 Clal and DIC Loans purchased an aggregate of 37,820 Shares for a total purchase price of NIS 7,488,351.80 (approximately $1,666,671), excluding commissions, in cash, using their respective own funds to pay such total purchase price.

Item 4. PURPOSE OF TRANSACTION

The Shares acquired by Clal and DIC Loans as set forth in this Amendment were purchased for investment purposes.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of August 23, 2005:

     Clal was the direct owner of 1,361,550 Shares, constituting approximately 34.03% of the outstanding Shares. Clal shares the power to vote and dispose of these Shares.

     DIC Loans was the direct owner of 769,212 Shares, constituting approximately 19.23% of the outstanding Shares. DIC Loans shares the power to vote and dispose of these Shares. DIC may be deemed beneficial owner of, and to share the power to vote and dispose of these Shares held by DIC Loans.

     IDB Development, IDB Holding and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 2,130,762 Shares held by Clal and DIC Loans, constituting approximately 53.26% of the 0utstanding Shares.

The Issuer reported on August 8, 2005 that there were 4,001,020 Shares outstanding, and the percentages of Share outstanding set forth above are based on this number.

On August 23, 2005 Clal and DIC Loans acted together in purchasing an aggregate of 37,820 Shares in open market transaction on the Tel Aviv Stock Exchange as follows:

     Clal purchased a total of 24,167 Shares, of which 27 Shares were purchased at a price of NIS 197.80 (approximately $44) per share, and 24,140 Shares were purchased at a price of NIS 198.00 (approximately $44.10) per share.


                              Page 12 of 20 Pages

     DIC Loans purchased a total of 13,653 Shares, of which 14 Shares were purchased at a price of NIS 197.80 (approximately $44) per share, and 13,639 Shares were purchased at a price of NIS 198.00 (approximately $44.10) per share.

Except as aforesaid, none of the Reporting Persons purchased or sold any Shares during the last 60 days preceding August 23, 2005.

Information provided to the Reporting Persons indicates that as of August 23, 2005 Yecheskel Dovrat, a director of Clal, owned 110 Shares, and that except for such Shares owned by him as aforesaid none of the executive officers and directors of IDB Holding, IDB Development, Clal, DIC and DIC Loans owned as of August 23, 2005, or purchased or sold during the last 60 days preceding such date, any Shares.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A, B, C, D      -    Name, citizenship, residence or business address and present principal occupation of
and E                          the directors and executive officers of (i) Clal, (ii) DIC Loans, (iii) DIC, (iv) IDB
                               Development and (v) IDB Holding.


SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 13 is true, complete and correct.

Date: August 29, 2005  CLAL INDUSTRIES AND INVESTMENTS LTD.
                       DIC LOANS LTD.
                       DISCOUNT INVESTMENT CORPORATION LTD.
                       IDB DEVELOPMENT CORPORATION LTD.
                       IDB HOLDING CORPORATION LTD.
                       NOCHI DANKNER
                       SHELLY BERGMAN
                       RUTH MANOR
                       AVRAHAM LIVNAT

                       BY: IDB HOLDING CORPORATION LTD.

                                                 (signed)
                       BY: ______________________________

                    Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Industries and Investments Ltd., DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 12 as Exhibits 3 through 10.


                              Page 13 of 20 Pages

Schedule A

                        Directors and Executive Officers
                                       o f
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                             (as of August 23, 2005)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal; Director of companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Avi Fischer                                     Director & Co-Chief   Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Officer     Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Marc Schimmel                                   Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Yecheskel Dovrat (1)                            Director              Economical consultant & director of companies.
1 Nachshon Street, Ramat Hasharon 47301,
Israel

David Leviatan                                  Director              Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Nachum Langental                                External Director     Director of companies.
3a Jabotinski Street, Ramat Gan 52520, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

                              Page 14 of 20 Pages

Darko Horvat (**)                               Director              Owner & president of Aktiva group.
20 Kensington Park Gardens, London W113HD,
United Kingdom

Aliza Rotbard                                   External Director     Chief Executive Officer of DOORS Information
6 Rosenblum Street, #6101 Sea & Sun 69379,                            Systems, Inc.
Tel Aviv, Israel

Zvi Livnat                                      Co-Chief Executive    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Officer               Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Nitsa Einan                                     Vice President and    General Counsel of Clal.
3 Azrieli Center, The Triangular Tower 45th     General Counsel
floor, Tel-Aviv 67023, Israel

Gil Milner                                      Vice President &      Comptroller of Clal.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (***)                              Vice President of     Finance Manager of Clal.
3 Azrieli Center, The Triangular Tower 45th     Finance, Manager
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Boaz Simons                                     Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Citizen of Slovenia.
(***)    Dual citizen of Israel and Germany.
(1)      As of August 23, 2005 Mr. Dovrat owned 110 Shares.

              ====================================================

Schedule B

                        Directors and Executive Officers
                                       o f
                                 DIC LOANS LTD.
                             (as of August 23, 2005)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & Chief      Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th     Financial Officer     of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel

              ====================================================

                              Page 15 of 20 Pages

Schedule C

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                             (as of August 23, 2005)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.



                              Page 16 of 20 Pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


              ====================================================


Schedule D

                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of August 23, 2005)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.


                              Page 17 of 20 Pages

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              Chairman and Chief Executive Officer of Aktiva
20 Kensington Park Gardens, London W11 3HD,                           group.
United Kingdom

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Zehavit Joseph (***)                        Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Gabriel Perel                                   Executive Vice        Executive Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th    President
floor, Tel-Aviv 67023, Israel

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 18 of 20 Pages

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Citizen of Slovenia.
(***)    Dual citizen of Israel and U.S.A.

              ====================================================

Schedule E

                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                             (as of August 23, 2005)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 19 of 20 Pages

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Darko Horvat (**)                               Director              Chairman and Chief Executive Officer of Aktiva
20 Kensington Park Gardens, London W11 3HD,                           group.
United Kingdom

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit Joseph (***)                        Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding and IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Citizen of Slovenia.
(***)    Dual citizen of Israel and U.S.A.





                              Page 20 of 20 Pages